UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): December 11, 2020

My Racehorse CA LLC

(Exact name of issuer as specified in its charter)

Nevada	83-0848007
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

250 W. First St., Suite 256, Claremont, CA, 91711

(Full mailing address of principal executive offices)

909-740-9175

(Issuer’s telephone number, including area code)

Series Palace Foal Interests; Series De Mystique ’17 Interests, Series Martita Sangrita 17 Interests; Series Daddy’s Joy Interests; Series Vertical Threat Interests; Series Shake it Up Baby Interests; Series Tizamagician Interests; Series Power Up Paynter Interests; Series Two Trail Sioux 17 Interests; Series Wayne O Interests; Series Big Mel Interests; Series Amandrea Interests; Series Keertana 18 Interests; Series Sunny 18 Interests; Series Lazy Daisy Interests; Series New York Claiming Package Interests; Series The Filly Four Interests; Series Lane Way Interests; Series Mo Mischief Interests; Series Deep Cover Interests; Series Big Mel Interests (Addtl. 9% Interest); Series Sunny 18 Interests (Addtl. 9% Interest); Series Popular Demand Interests; Series Authentic Interests; Series Storm Shooter Interests; Series Thirteen Stripes Interests; Series Naismith Interests; Series NY Exacta Interests; Series Apple Down Under 19 Interests; Series Just Louise 19 Interests; Series Lost Empire 19 Interests; Series Man Among Men Interests; Series Frosted Oats Interests; Series Tapitry 19 Interests; Series Classofsixtythree 19 Interests; Series Cayala 19 Interests; Series Margaret Reay 19 Interests; Series Awe Hush 19 Interests; Series Exonerated 19 Interests; Series Speightstown Belle 19 Interests; Series Consecrate 19 Interests; Series Latte Da 19 Interests; Series Midnight Sweetie 19 Interests; Series Ambleside Park 19 Interests; Series Athenian Beauty 19 Interests; Series Future Stars Stable Interests; Series Collusion Illusion Interests

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Title of each class of securities issued pursuant to Regulation A

Item 9.	Other Events

Series Authentic Amendment to Co-Ownership Agreement

On December 11, 2020, My Racehorse CA LLC, a Nevada series limited liability company (the Company”) and Spendthrift Farm, LLC, a Kentucky limited liability company (“Spendthrift”) entered into an amendment (the “Amendment”) to that certain Agreement of Purchase, Sale, and Co-Ownership (the “Co-Ownership Agreement”) related to Authentic, the 2017 Colt that is the Underlying Asset of Series Authentic, which is 12.5% owned by the Company. Spendthrift owns the other 87.5% of Authentic.

The purpose of the Amendment is to increase and accelerate dividend payments to the Company and the members of Series Authentic.

Specifically, the Amendment provides as follows:

(i) Section 4 of the Co-Ownership Agreement is amended to reduce the interest rate from three- and one-half percent (3.5%) per annum to one and sixty-five hundredths percent (1.65%) per annum payable to Spendthrift on repayment of the Bonuses from revenues earned by Authentic during retirement.

(ii) Section 4 of the Co-Ownership Agreement is also amended to remove the requirement that stallion revenues be paid to Spendthrift first to repay the Bonuses owed and replaced with the requirement that (50%) of Authentic’s annual stallion revenues shall be used to satisfy the sums due Spendthrift set forth above and 50% of Authentic’s annual stallion revenues will be payable pro-rata among the Co-Owners, including the Company.

The net effect of these amendments is to increase the dividends payable to the Series Authentic members and to accelerate the timing of payment of said dividends. As disclosed in that certain Form 1-U filed with the Securities and Exchange Commission on November 12, 2020, Authentic has been retired to Spendthrift’s farm in Lexington, Kentucky where he will stand for a stud fee of $75,000 S&N, which is expected to generate significant, continuing revenue for Series Authentic for many years to come.

A full description of the amendment is filed as Exhibit 6.1 hereto and incorporated by reference herein.

Forward Looking Statements

The information set forth under Item 9 of this Current Report contains forward-looking statements. These forward-looking statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that are difficult to predict. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed in these forward-looking statements

Exhibit Index

Exhibit No.	Description

6.1	Amendment No. 1 to Agreement of Purchase, Sale and Co-Ownership for Series Authentic, dated December 11, 2020.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MY RACEHORSE CA LLC

Dated: December 17, 2020	By:	Experiential Squared, Inc., its Manager

	By:	/s/ Michael Behrens
Name: Michael Behrens Title: Chief Executive Officer and Chief Financial Officer

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